SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended April 2001	Commission File Number 000-32027

CENTURION ENERGY INTERNATIONAL INC.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

800, 205 – 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 263-6002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F	[ X ]	Form 40-F	[ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	[ ]	NO	[ X ]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Total Number of pages is 5

CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED APRIL 19, 2001

Centurion Energy Announces Record Cash Flow and Earnings for 2000 and Q4

Calgary, Alberta -- Centurion Energy International Inc. (TSE: CUX) announces continued strong financial performance in the quarter and year ending December 31, 2000.

Oil revenue for the quarter ending December 31, 2000 increased 31% to $9.2 million compared to $7.0 million for Q4 1999. Annual oil revenue increased 39% to $27.5 million compared to $19.8 million in 1999.

Earnings for the fourth quarter increased 38% to $4.0 million as compared to $2.9 million in 1999. Earnings for the year increased more than two-fold to $10.2 million in 2000 compared to $4.5 million in 1999. Earnings per share increased to $0.17 basic and $0.16 fully diluted in 2000 compared to $0.09 basic and $0.08 fully diluted in 1999.

Cash flow for the fourth quarter increased to $6.6 million in 2000 compared to $5.4 million in Q4, 1999. For the year, cash flow increased 49% to $19.1 million compared to $12.8 million for 1999. Cash flow per share increased to $0.31, basic and $0.29 fully diluted in 2000 compared to $0.25 basic and $0.21 fully diluted per share in 1999.

Al Manzah Field Development Continues in Tunisia

During the third quarter, the Al Manzah #2 well was completed and tested at rates up to 9,000 bopd. In October, it commenced production at 4,000 bopd gross (1500 bopd net). The field has been temporarily shut-in to conserve reservoir energy pending completion of drilling Al Manzah -3 well, the next development/appraisal well in the field. The Al Manzah -3 well is expected to resume drilling operations in approximately 3 weeks time, once replacement equipment for the drilling rig is on location.

Centurion’s exit production at December 31, 2000 from its Tunisian fields was approximately 2,800 bbls/d net compared to 1999 exit production of 1,950. Average production in 2000 was approximately 2,100 bbls/d compared to 2,300 bbls/d in 1999.

First Production from El Wastani Field in Egypt Expected mid 2001

In Egypt, Centurion is implementing an aggressive plan to develop and explore its El Manzala concession over the next 18 months. A Plan of Development for the El Wastani area in the northern sector of the concession has now been approved.

The re-entry drilling of the El Wastani #2 well commenced in November and the well tested at a restricted rate (1/2” choke) of 11 mmcf/d of natural gas and 230 bbls/d of condensate to the maximum approved limits of gas flaring. Centurion’s first re-entry well on the field, El Wastani #1, production tested at a rate of 12.1 mmcf/d of natural gas and 315 bbls/d of condensate. Centurion has ordered the required line pipe to start construction of two pipelines to carry gas and condensate to processing facilities located 22 km to the west of the El Wastani Field.

It is anticipated that the El Wastani field will commence production by mid 2001 with initial volumes of 2,300 boe/d gross. Centurion plans additional drilling in the El Wastani area and in the Abu Monkar area located in the southern sector of the concession. East El Wastani, the first of three firm wells, is anticipated to spud in mid April 2001, with the rig moving to the next of two drilling locations in the Abu Monkar area once drilling of the well is completed. Centurion has an option on the rig to drill up to four additional wells on the El Manzala concession.

Financial and Operating Highlights

                                          Fourth Quarter            Year-end
Canadian dollars                         2000       1999*        2000      1999*
--------------------------------------------------------------------------------

Oil sales, net of royalties ($MM)        9.2        7.0          27.5      19.8

Sales price per bbl ($)                 39.05      32.65         38.96     25.12

Cash flow ($MM)                          6.6        5.4          19.1      12.8
     Per share, basic ($)                0.11       0.09          0.31      0.25
     Per share, fully diluted ($)        0.10       0.09          0.29      0.21

Earnings ($MM)                           4.0        2.9          10.2       4.5
     Per share, basic ($)                0.07       0.06          0.17      0.09
     Per share, fully diluted ($)        0.06       0.05          0.16      0.08

Production (average bopd)               2,800      1,950         2,100     2,300
Production (total bbls)               261,000    180,000       774,000   830,000

* 1999 figures were restated for a change in accounting policy regarding income taxes.

Certain statements in this press release constitute forward looking statements. The information in this press release is based on Centurion Energy’s current information, expectations and assumptions, and is subject to a number of uncertainties and risks that could cause the actual results to differ materially from those anticipated.

FOR MORE INFORMATION, PLEASE CONTACT:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com

        The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CENTURION ENERGY INTERNATIONAL INC.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CENTURION ENERGY INTERNATIONAL INC.
April 24, 2001	/s/ Barry W. Swan Barry W. Swan Senior Vice-President Finance and CFO